

April 19, 2016

Timothy P. Walsh, Esq.
Vice President
Eaton Vance Management
Two International Place
Boston, MA  02110

   Re: High Yield Municipal Income Portfolio
      Registration Statement on Form N-1A
      File No. 811-23150

Dear Mr. Walsh:

   On March 21, 2016, you filed a registration statement on Form N-1A on behalf of High Yield Municipal Income Portfolio (the "Portfolio").  We have reviewed the registration statement and have provided our comments below.  Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.  All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

## Part A

## Page A-2 – Implementation of Investment Objective

1. You state that, under normal circumstances, "the Portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in municipal obligations (including notes and tax-exempt commercial paper) issued by or on behalf of states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies or instrumentalities, the *interest* on which is exempt from regular federal income tax (the "80% Policy").  Rule 35d-1 under the Investment Company Act of 1040 requires the Portfolio to adopt a policy:  (i) to invest at least 80% of its assets in investments the *income* from which is exempt, as applicable, from federal income tax or from both federal and state income tax; or (ii) to invest its assets so that at least 80% of the income that it distributes will be exempt, as applicable, from federal income tax or from both federal and state income tax.  *See* Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001).  Please explain how the use of the term "interest" in the Portfolio's 80% Policy is consistent with the requirements of Rule 35d-1.

2. You state, "The Portfolio will primarily invest in 'high yield' municipal obligations under normal market conditions.  For this purpose, 'high yield' municipal obligations are municipal

obligations rated at the time of investment either Baa or lower by Moody's Investors Service, Inc. ('Moody's'), or BBB or lower by either Standard & Poor's Ratings Services ('S&P') or Fitch Ratings ('Fitch') or, if unrated, determined by the investment adviser to be of comparable quality." Please include a statement that securities rated below investment-grade are also known as "junk bonds."

**Page A-4 – Risks**

3.      In "Derivatives Risk," you state that derivatives "may create economic leverage in the Portfolio, which magnifies the Portfolio's exposure to the underlying investment." Please add a plain English definition of what leverage is.

4.      In "Derivatives Risk," you state that the "loss on derivative transactions may substantially exceed the initial investment." Please add the following language to the end of that sentence: "particularly where, as here, there is no stated limit on the Portfolio's use of derivatives."

**Page A-6 – Risks cont'd**

5.      The prospectus disclosure indicates that the Portfolio will use credit default swaps. If the Portfolio will write credit default swaps, please confirm that the Portfolio will segregate the full notional amount of the credit default swap to cover such obligation.

**Page A-7 – Risks cont'd**

6.      You state that the Portfolio may engage in total return swaps. When the Portfolio does engage in total return swaps, an appropriate amount of segregated assets must be set aside. *See* generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a proposed rule and, prior to that, a concept release exploring issues relating to the use of derivatives by funds, including whether market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. *See* Investment Company Act Release No. 31933 (Dec. 11, 2015) and Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Portfolio operates.

**Page A-8 – General**

7.      The terms shareholder and interestholder are used throughout the registration statement. Please explain in what way these two terms differ.

**Page A-8 – Portfolio Holdings**

8.      Please state that a description of the Portfolio's policies and procedures with respect to the disclosure of the Portfolio's portfolio securities is available (i) in the Portfolio's SAI; and (ii) on the Portfolio's website, if applicable. *See* Item 9(d) of Form N-1A.

**Page A-9 -- Management**

9.      Please include a statement, adjacent to the disclosure required by paragraph (a)(1)(ii) of Item 10 of Form N-1A, that a discussion regarding the basis for the board of trustees approving any investment advisory contract of the Portfolio is available in the Portfolio's annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.  *See* Item 10(a)(1)(iii) of Form N-1A.

10.      Please include a statement, adjacent to the disclosure regarding portfolio managers, that the SAI provides additional information about the Portfolio managers' compensation, other accounts managed by the Portfolio manager(s), and the Portfolio Managers' ownership of securities in the Portfolio.  *See* Item 10(a)(2) of Form N-1A.

# Part B

**Page B-1 – Cover Page and Table of Contents**

11.      Please add a front cover page and include all relevant information.  *See* Item 14(a) of Form N-1A.

**Page B-5 – Portfolio Policies**

12.      You state, "The Portfolio will not invest 25% or more of its total assets in any one industry.  For purposes of the foregoing policy, securities of the U.S. Government, its agencies, or instrumentalities are not considered to represent industries."  The language follows an earlier statement that the "following non-fundamental investment policies have been adopted by the Portfolio."  Please clarify that the policy listed here is fundamental.  *See* Section 13(a) of the Investment Company Act of 1940.

13.      You state, "As discussed in Part A and this Part B, the Portfolio may invest more than 25% of its total assets in certain economic sectors, such as revenue bonds, housing, hospitals and other health care facilities, utilities and industrial development bonds."  Please clarify that revenue bonds issued by states or municipalities should be included in the industry of the project from which the revenues are derived (*e.g.*, hospital bonds would be considered health care industry securities).

**Page B-6 – Temporary Defensive Positions**

14.      You state, "During unusual market conditions, the Portfolio may invest up to 100% of its assets in cash or cash equivalents temporarily, which may be consistent with its investment objective(s) and other policies."  Please change "consistent" to "inconsistent."

**Page B-6 – Disclosure of Portfolio Holdings**

15.      Please disclose the manner in which the board of trustees exercises oversight of disclosure of the Portfolio's portfolio securities.  *See* Item 16(f)(1)(vii) of Form N-1A.

**Page B-16 – Board Compensation**

16.     You state, "During the fiscal year ending January 31, 2017, it is estimated that the Trustees of the Portfolio will earn the following compensation in their capacities as Board members from the Portfolio," but do not provide any amounts.  Please revise to include estimated compensation amounts.  *See* Item 17(c), Instruction 2 of Form N-1A.

**Page B-18 – Investment Adviser and Services Provided by Each Investment Adviser**

17.     Please disclose the method of calculating the advisory fee payable by the Portfolio.  *See* Item 19(a)(3) of Form N-1A.

**Page B-27 – Underwriters**

18.     Please disclose (1) The nature of the obligation to distribute the Portfolio's securities; and (2) Whether the offering is continuous.  *See* Item 25(a)(1) and (2) of Form N-1A.

\*     \*     \*     \*     \*     \*

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in an amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Portfolio and its management are in possession of all facts relating to the Portfolio's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please furnish a letter acknowledging that:

- The Portfolio is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The Portfolio may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-5166.


Sincerely,
/s/ Lisa N. Larkin
Senior Counsel